                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                      and
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                 THE TRAVELERS FUND ABD FOR VARIABLE ANNUITIES
                 ---------------------------------------------
                           (Exact name of Registrant)

                        THE TRAVELERS INSURANCE COMPANY
                        -------------------------------
                              (Name of Depositor)

                 ONE TOWER SQUARE, HARTFORD, CONNECTICUT  06183
              ----------------------------------------------------
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including area code: (860) 277-0111
                                                          --------------

                                ERNEST J. WRIGHT
                              Assistant Secretary
                        The Travelers Insurance Company
                                One Tower Square
                          Hartford, Connecticut  06183
                          ----------------------------
                    (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:   As soon as practicable after
                                                effectiveness of Registration
                                                Statement.

It is proposed that this filing will become effective (check appropriate box):

N/A      immediately upon filing pursuant to paragraph (b) of Rule 485
------
N/A      on ___________ pursuant to paragraph (b) of Rule 485
------
N/A      60 days after filing pursuant to paragraph (a)(1) of Rule 485
------
N/A      on ___________ pursuant to paragraph (a)(1) of Rule 485
------

If appropriate, check the following box:

______   This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of Variable Annuity Contracts is being registered under the Securities Act of 1933. Amount of registration fee:
$500.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                 THE TRAVELERS FUND ABD FOR VARIABLE ANNUITIES

                             Cross-Reference Sheet

                                    Form N-4

ITEM
NO.                                                         CAPTION IN PROSPECTUS
---                                                         ---------------------
1.       Cover Page                                         Prospectus
2.       Definitions                                        Glossary of Special Terms
3.       Synopsis                                           Prospectus Summary
4.       Condensed Financial Information                    Not Applicable
5.       General Description of Registrant,                 The Insurance Company; The Separate
           Depositor, and Portfolio Companies                 Account and the Funding Options
6.       Deductions (and Expenses)                          Fee Table; Charges and Deductions;
                                                            Distribution of Variable Annuity Contracts
7.       General Description of Variable                    The Contract; Ownership Provisions; Transfers
            Annuity Contracts
8.       Annuity Period                                     The Annuity Period; Payment Options
9.       Death Benefit                                      Death Benefit
10.      Purchases and Contract Value                       The Contract
11.      Redemptions                                        Surrenders and Redemptions; Miscellaneous Contract
                                                              Provisions; The Contract
12.      Taxes                                              Federal Tax Considerations
13.      Legal Proceedings                                  Legal Proceedings and Opinions
14.      Table of Contents of Statement                     Appendix B


                                                            CAPTION IN STATEMENT OF ADDITIONAL
                                                            INFORMATION
                                                            -------------------------------------------------
15.      Cover Page                                         Statement of Additional Information
16.      Table of Contents                                  Table of Contents
17.      General Information and History                    The Insurance Company
18.      Services                                           Principal Underwriter; Distribution and
                                                                    Management Agreement
19.      Purchase of Securities Being Offered               Valuation of Assets
20.      Underwriters                                       Principal Underwriter
21.      Calculation of Performance Data                    Performance Information
22.      Annuity Payments                                   Not Applicable
23.      Financial Statements                               Financial Statements

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                 THE TRAVELERS FUND ABD FOR VARIABLE ANNUITIES

                                   PROSPECTUS

     This Prospectus describes an individual flexible premium variable annuity contract (the "Contract") offered by The Travelers Insurance Company (the "Company"). The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) Individual Retirement Annuities (IRAs) pursuant to Section 408 of the Internal Revenue Code of 1986, as amended (the "Code"); and (3) qualified retirement plans. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Code.


     Purchase Payments made under the Contract will accumulate on a fixed and/or a variable basis, as selected by you. If on a variable basis, the value of the Contract prior to the Maturity Date will vary continuously to reflect the investment experience of the underlying funds (the "Funding Options") available under The Travelers Fund ABD for Variable Annuities ("Fund ABD"). The Funding Options currently available are: Capital Appreciation Fund; High Yield Bond Trust; Managed Assets Trust; and the U.S. Government Securities Portfolio; the Social Awareness Stock Portfolio and the Utilities Portfolio of the Travelers Series Trust. A Fixed Account Option is also available and is described in Appendix A. Unless specified otherwise, this prospectus refers to the Funding Options.


     This Prospectus provides the information about Fund ABD that you should know before investing. Please read it and retain it for future reference. Additional information about Fund ABD is contained in a Statement of Additional Information ("SAI") dated _________which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus. A copy may be obtained, without charge, by writing to The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling 1-800-842-8573. The Table of Contents of the SAI appears in Appendix C of this Prospectus.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDING OPTIONS. BOTH THIS CONTRACT PROSPECTUS AND THE FUNDING OPTION PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

                   THIS PROSPECTUS IS DATED ________________.

                               TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS
PROSPECTUS SUMMARY
FEE TABLE
THE INSURANCE COMPANY
THE SEPARATE ACCOUNT AND THE FUNDING OPTIONS
     The Travelers Fund ABD For Variable Annuities (Fund ABD)
     The Funding Options
     Funding Option Investment Managers
     Substitution
     General
PERFORMANCE INFORMATION
THE CONTRACT
   Purchase Payments.............................................
   Right to Return...............................................
   Accumulation Units............................................
   Net Investment Factor.........................................
CHARGES AND DEDUCTIONS........................................
   Contingent Deferred Sales Charge..............................
   Administrative Charges........................................
   Insurance Charge..............................................
   Reduction or Elimination of Contract Charges
   Funding Option Charges.......................................
   Premium Tax...................................................
   Changes in Taxes Based Upon Premium or Value..................
OWNERSHIP PROVISIONS..........................................
   Types of Ownership............................................
   Beneficiary...................................................
   Annuitant.....................................................
TRANSFERS.....................................................
   Dollar-Cost Averaging (Automated Transfers).
   Telephone Transfers
SURRENDERS AND REDEMPTIONS....................................
   Systematic Withdrawals....
DEATH BENEFIT.....
   Death Proceeds Prior to the Maturity Date...........
   Death Proceeds After the Maturity Date.......................
THE ANNUITY PERIOD...........................................
   Maturity Date................................................
   Allocation of Annuity........................................
   Variable Annuity.............................................
Fixed Annuity................................................

PAYMENT OPTIONS.................................................
   Election of Options..........................................
   Annuity Options..............................................
   Income Options...............................................
MISCELLANEOUS CONTRACT PROVISIONS
   Termination..................................................
   Misstatement.................................................
   Required Reports.............................................
   Suspension of Payments.......................................
FEDERAL TAX CONSIDERATIONS...................................
   General Taxation of Annuities................................
   Tax Law Diversification Requirements for Variable Annuities..
   Ownership of the Investments.................................
   Penalty Tax for Premature Distributions......................
   Mandatory Distributions for Qualified Plans..................
   Nonqualified Annuity Contracts...............................
   Individual Retirement Annuities..............................
   Qualified Pension and Profit-Sharing Plans...................
   Federal Income Tax Withholding...............................
VOTING RIGHTS...................................................
DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS......................
STATE REGULATION................................................
   Conformity with State and Federal Laws.......................
LEGAL PROCEEDINGS AND OPINIONS..................................
APPENDIX A: THE FIXED ACCOUNT...................................
APPENDIX B: Contracts sold in
Florida.........................................................
APPENDIX C: Table of Contents of the Statement of Additional
   Information..................................................

                           GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT - an accounting unit of measure used to calculate the value of a Contract before Annuity Payments begin.


ACCUMULATION UNIT VALUE - the dollar amount of an Accumulation Unit.



ANNUITANT - the person on whose life this contract is issued and the amount of the monthly Annuity Payments depend.


ANNUITY PAYMENTS - a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a determinable sum assured; or
     (c) for the joint lifetime of the Annuitant and another person ("Contingent Annuitant") and thereafter during the lifetime of the survivor.

ANNUITY UNIT - an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE - the amount payable to the Contract Owner or other payee upon full or partial surrender of the Contract during the lifetime of the Annuitant. The amount will be the contract value, less any applicable surrender charge and any premium tax not previously deducted.


COMPANY - (WE, OUR) - The Travelers Insurance Company.


CONTRACT DATE - the date on which the Contract, benefits and the contract provisions become effective.

CONTRACT OWNER (YOU, YOUR) - the person or entity to whom the Contract is issued or assigned. A married spouse may be designated as the joint owner.

CONTRACT VALUE - the current value of Accumulation Units credited to the Contract and the Fixed Account less any administrative charges.

CONTRACT YEARS - twelve-month periods beginning on the Contract Date.

FIXED ACCOUNT - an additional account into which Purchase Payments may be allocated and which is included in the Contract Value. Purchase Payments allocated to the Fixed Account will earn interest at a rate guaranteed by the Company; this rate will change from time to time.


FUNDING OPTION(S) - an open-end diversified management investment company which serves as an investment option under the Separate Account.



HOME OFFICE - The principal offices of The Travelers Insurance Company, located at One Tower Square, Hartford, CT 06183-9061.


INCOME PAYMENTS - optional forms of payments made by the Company which are based on an agreed-upon number of payments or payment amount.

MATURITY DATE - the date on which the first Annuity or Income Payment is to begin under a Contract.

PURCHASE PAYMENT - a gross amount paid to the Company during the accumulation period.

SEPARATE ACCOUNT - assets set aside by the Company, the investment experience of which is kept separate from that of other assets of the Company (Fund
     ABD).

SUB-ACCOUNT -the portion of the assets of the Separate Account which is allocated to a particular Funding Option.

VALUATION DATE - generally, a day on which the Funding Option is valued. A
     Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units and Annuity Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD - the period between the close of business on successive
     Valuation Dates.

VARIABLE ANNUITY - an annuity contract which provides for accumulation and for Annuity Payments which vary in amount in accordance with the investment experience of a Separate Account.

     Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to the Company.

                               PROSPECTUS SUMMARY

INTRODUCTION


The Contract described in this Prospectus is both an insurance policy and a security. As an insurance policy, it is subject to the insurance laws and regulations of each state in which it is available for distribution. As a security, it is subject to the federal securities laws. The Contract is an individual flexible premium variable annuity. It allows you to allocate Purchase Payments to any or all of the Funding Options currently available under Fund ABD, as well as to the Fixed Account. (See "The Funding Options" on page __.) An initial lump-sum Purchase Payment of at least $5,000 must be made to the Contract; additional Purchase Payments of at least $500 may be made. In some states, subsequent Purchase Payments are not allowed. (See "Purchase Payments," page ____.)



RIGHT TO RETURN



     You may return the Contract and receive a full refund of the Contract Value (including charges) within twenty days after the Contract is delivered to you, unless state law requires a longer period. (See "Right to Return," page ___.)



CHARGES AND EXPENSES



     No sales charges are deducted from Purchase Payments when they are received. However, a Contingent Deferred Sales Charge ("CDSC" or "surrender charge") may apply if you make a full or partial surrender of the Contract Value during the first seven years following each Purchase Payment. The maximum surrender charge that could be assessed is 6% of the amount withdrawn. (See "Contingent Deferred Sales Charge," page __.)



     Other charges include the contract administrative expense charge ($30 annually) and a Sub-Account administrative expense charge (0.15% on an annual basis of the average daily net asset value allocated to each of the Funding Options). (See "Administrative Charges," page __.) A mortality and expense risk charge, equivalent on an annual basis to 1.25% of the daily net assets of amounts allocated to each Funding Option will also be charged. (See "Insurance Charge," page ___.) If applicable, state premium taxes will also be deducted and paid when due. (See "Premium Tax," page ___.)


TRANSFERS

Prior to the Maturity Date, you may reallocate the Contract Value among the Fixed Account and any of the Funding Options available under Fund ABD. Transfers between the variable Sub-Accounts are unlimited. Transfers between the Fixed Account and any of the variable Funding Options are subject to certain restrictions. (See "Transfers," page ___, and "The Fixed Account," page ___.) Dollar-Cost Averaging, or automated transfers, are also available. The minimum automated transfer amount is $400. (See "Dollar Cost Averaging (Automated Transfers)," on page ___.)

SURRENDERS

Prior to the Maturity Date, you may surrender all or part of the Contract Value subject to certain charges and limitations. You will be liable for income tax on the taxable portion of any full or partial surrender, and you may incur a 10% tax penalty if such surrender is made prior to the age of 59 1/2. (See "Surrenders and Redemptions," page ___ and "Penalty Tax for Premature Distributions" page ___.)

Systematic withdrawals of at least $100 on a monthly, quarterly, semiannual or annual basis may be elected if your Contract Value is at least $15,000. All applicable surrender charges and premium taxes will be deducted. (See "Systematic Withdrawals," on page ___.)

DEATH BENEFIT


A death benefit is payable to the beneficiary upon the death of the Annuitant prior to the Maturity Date with no Contingent Annuitant surviving. The death benefit will vary based on the Annuitant's age at the time of death. (See "Death Benefit," page ___.)


THE ANNUITY PERIOD

On the Maturity Date, or other agreed-upon payment date, the Company will provide Annuity or Income Payments as described in the section entitled "The Annuity Period." (See page ___.)

THE FIXED ACCOUNT

     Although this Prospectus specifically applies only to the variable features of the Contract, the Contract also allows you to allocate Purchase Payments to a Fixed Account where they will earn interest at a rate guaranteed by the Company, which interest rate will not be less than 3% per year. (See "Appendix A," page ___.)

                                   FEE TABLE
                  FUND ABD AND THE UNDERLYING FUNDING OPTIONS

The purpose of the Fee Table is to assist Contract Owners in understanding the various costs and expenses that a Contract Owner will bear, directly or indirectly, under the Contract. Additional information regarding the charges and deductions assessed under the Contract can be found on page __. Expenses shown do not include premium taxes, which may be applicable. Information regarding the charges and deductions assessed under the Contract can be found on page __.

CONTRACT OWNER TRANSACTION EXPENSES

     Contingent Deferred Sales Charge (as a percentage of purchase payments):


Length of Time From Purchase Payment        Surrender
     (Number of Years)                        Charge
------------------------------------        ---------
     1                                         6%
     2                                         6%
     3                                         5%
     4                                         5%
     5                                         4%
     6                                         3%
     7                                         2%
  8 and thereafter                             0%

Annual Contract Administrative Charge          $30
(Waived if Contract Value is $40,000 or more)



ANNUAL SEPARATE ACCOUNT CHARGES
(As a percentage of average daily net asset value of amounts held in the Separate Account)


Mortality and Expense Risk Fee                   1.25%
Sub-Account Administrative Charge                0.15%
                                                 -----
Total Funding Option Charges                     1.40%



FUNDING OPTION EXPENSES
(as a percentage of average daily net assets of the Funding Option)


                                         Management        Other          Total Funding
                                             Fee          Expenses       Option Expenses
                                             ---          --------       ---------------
Capital Appreciation Fund
High Yield Bond Trust
Managed Assets Trust
U.S. Government Securities Portfolio
Utilities Portfolio
Social Awareness Stock Portfolio

Example*

  THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses, if surrendered or withdrawn at the end of the period shown.


Capital Appreciation Fund
High Yield Bond Trust
Managed Assets Trust
U.S. Government Securities Portfolio
Utilities Portfolio
Social Awareness Stock Portfolio




If annuitized, or if no withdrawals are made at the end of the period shown, a $1,000 investment would be subject to the following expenses:



Capital Appreciation Fund
High Yield Bond Trust
Managed Assets Trust
U.S. Government Securities Portfolio
Utilities Portfolio
Social Awareness Stock Portfolio

                             THE INSURANCE COMPANY

The Travelers Insurance Company (the "Company"), is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Travelers Group Inc., a financial services holding company. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

                            THE SEPARATE ACCOUNT AND
                              THE FUNDING OPTIONS

THE TRAVELERS FUND ABD FOR VARIABLE ANNUITIES ("FUND ABD")


     Fund ABD was established on October 17, 1995 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended (the ''1940 Act"). The assets of Fund ABD will be invested exclusively in the shares of the Funding Options.



     The assets of Fund ABD are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to Fund ABD are, in accordance with the Contracts, credited to or charged against Fund ABD without regard to other income, gains and losses of the Company. The assets held by Fund ABD are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.



     All investment income and other distributions of the Funding Options are payable to Fund ABD. All such income and/or distributions are reinvested in shares of the respective Funding Option at net asset value. Shares of the Funding Options listed below are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts. Fund shares are not sold to the general public.



THE FUNDING OPTIONS



     Purchase Payments are allocated to the Funding Options in accordance with the selections made by the Contract Owner.



     More detailed information about the options and their inherent risks may be found in the current prospectuses for the Funding Options. These prospectuses are included with and must accompany this Prospectus. Since there are varying degrees of risk inherent in each option, please read them carefully before investing. Additional copies of the prospectuses may be obtained by contacting your registered representative or by calling 1-800-842-8573.

The current Funding Options are:


     CAPITAL APPRECIATION FUND. The objective of the Capital Appreciation Fund is growth of capital through the use of common stocks. Income is not an objective. The Fund invests principally in common stocks of small to large companies which are expected to experience wide fluctuations in price in both rising and declining markets.



     HIGH YIELD BOND TRUST. The objective of the High Yield Bond Trust is generous income. The assets of the High Yield Bond Trust will be invested in bonds which, as a class, sell at discounts from par value and are typically high risk securities..



     MANAGED ASSETS TRUST. The objective of the Managed Assets Trust is high total investment return through a fully managed investment policy. Assets of the Managed Assets Trust will be invested in a portfolio of equity, debt and convertible securities.



     TRAVELERS SERIES TRUST
     U.S. GOVERNMENT SECURITIES PORTFOLIO. The objective of the U.S. Government Securities Portfolio is the selection of investments from the point of view of an investor concerned primarily with highest credit quality, current income and total return. The assets of the U.S. Government Securities Portfolio will be invested in direct obligations of the United States, its agencies and instrumentalities.



     SOCIAL AWARENESS STOCK PORTFOLIO. The investment objective of the Social Awareness Stock Portfolio is long-term capital appreciation and retention of net investment income. The Portfolio seeks to fulfill this objective by selecting investments, primarily common stocks, which meet the social criteria established for the Portfolio. Social criteria currently excludes companies that derive a significant portion of their revenues from the production of tobacco, tobacco products, alcohol, or military defense systems, or in the provision of military defense related services or gambling services.



     UTILITIES PORTFOLIO. The objective of the Utilities Portfolio is to provide current income by investing in equity and debt securities of companies in the utility industries.




FUNDING OPTION INVESTMENT MANAGERS:


--------------------------------------------------------------------------------
FUNDING OPTION                       INVESTMENT ADVISER           SUB-ADVISER
--------------------------------------------------------------------------------
Capital Appreciation Fund            The Travelers Investment     Janus Capital
                                     Management Company (TIMCO)   Corporation
--------------------------------------------------------------------------------
High Yield Bond Trust                Travelers Asset Management
                                     International Corporation
                                     (TAMIC)
--------------------------------------------------------------------------------
Managed Assets Trust                 TAMIC                        TIMCO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
U.S. Government Securities           TAMIC
Portfolio
--------------------------------------------------------------------------------
Social Awareness Stock Portfolio     Smith Barney Mutual Funds
                                     Management Inc.
--------------------------------------------------------------------------------
                                     Smith Barney Mutual Funds
Utilities Portfolio                  Management Inc.
--------------------------------------------------------------------------------

SUBSTITUTIONS AND ADDITIONS

     If any of the Funding Options becomes unavailable for allocating purchase payments, or if, in our judgment further investment in a Funding Option becomes inappropriate for the purposes of the Contract, we may substitute another registered, open-end management investment company. Substitution may be made with respect to both existing investments and the investment of any future Purchase Payments. However, no such substitution will be made without notice to Contract Owners, state approval if applicable, and without prior approval of the SEC, to the extent required by the 1940 Act, or other applicable law. Additional Funding Options may also be added.


MIXED AND SHARED FUNDING



It is conceivable that in the future it may be disadvantageous for both variable annuity accounts and variable life accounts, or for variable accounts of different insurance companies, to invest simultaneously in the same portfolios (called "mixed" and "shared" funding). Currently neither the insurance companies nor the portfolios foresee any such disadvantages to the companies or to variable contract owners. Each portfolio's board of trustees, directors or managers intends to monitor events in order to identify any material conflicts between such contract owners and to determine what action, if any, should be taken in response thereto.



PERFORMANCE INFORMATION



     From time to time, the Company may advertise various historical performance data. The Company may advertise the "standardized average annual total returns," calculated in a manner prescribed by the SEC, as well as the "non-standardized total return," both described in the SAI.

                                  THE CONTRACT

     Purchase Payments are paid to the Company and credited to the Contract Owner's account to accumulate until the Maturity Date. The Contract Owner assumes the risk of gain or loss according to the performance of the Sub-Account(s). There is generally no guarantee that the Contract Value at the Maturity Date will equal or exceed the total Purchase Payments made under the Contract, except as specified or elected under the Death Benefit provisions described on page ___.

PURCHASE PAYMENTS

     The initial Purchase Payment must be at least $5,000. Additional payments of at least $500 may be made under the Contract at any time. Under certain circumstances, the Company may change the size of minimum initial Purchase Payments and subsequent payments. In some states, subsequent Purchase Payments are not allowed.

     The Company will apply the initial Purchase Payment within two business days after its receipt at the Company's Home Office. Subsequent Purchase Payments will be credited to a Contract on the basis of Accumulation Unit Values next determined after receipt of the Purchase Payment.

RIGHT TO RETURN

     You may return the Contract for a full refund of the Contract Value (including charges) within twenty days after you receive it (the "free-look period"). Where state law requires a longer free look period, or the return of Purchase Payments, the Company will comply. The Contract Owner bears the investment risk during the free-look period; therefore, the Contract Value returned may be greater or less than your Purchase Payment. If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your Purchase Payment will be refunded in full. During the remainder of the free-look period, the Contract Value (including charges) will be refunded. All Contract Values will be determined as of the next valuation following the Company's receipt of the Owner's written request for refund.

ACCUMULATION UNITS

     The number of Accumulation Units to be credited to the Contract once a Purchase Payment has been received by the Company is determined by dividing the amount allocated to each Funding Option by the current applicable Accumulation Unit Value. The value of an Accumulation Unit may increase or decrease. The value of an Accumulation Unit on any date other than a Valuation Date will be equal to its value as of the next succeeding Valuation Date.


     The initial Accumulation Unit Value applicable to each Funding Option was established at $1.00. The value of an Accumulation Unit on any Valuation Date is determined by multiplying the value on the preceding Valuation Date by the net investment factor for the Valuation Period just ended. The net investment factor, calculated for each Funding Option takes into account the investment performance, expenses and the deduction of certain expenses. The net investment factor equation is described more fully in the SAI.

                             CHARGES AND DEDUCTIONS

CONTINGENT DEFERRED SALES CHARGE ("CDSC")

     No sales charges are deducted from Purchase Payments when they are applied under the Contract. However, a CDSC will be assessed if a full or partial surrender of the Contract Value is made during the first seven years following a Purchase Payment. The length of time from receipt of the Purchase Payment to the time of surrender determines the amount of the charge. This charge will not exceed the aggregate amount of the Purchase Payments made under the Contract.

     The CDSC is equal to a percentage of the amount withdrawn from the Contract and is calculated as follows:


               Length of Time From                  Contingent
               Purchase Payment                     Deferred
               (Number of Years)                    Sales Charge
                       1                                  6%
                       2                                  6%
                       3                                  5%
                       4                                  5%
                       5                                  4%
                       6                                  3%
                       7                                  2%
                 8 and thereafter                         0%


     For purposes of determining the amount of any CDSC, surrenders will be deemed to be taken first from any applicable free withdrawal amount (as described below); next from remaining Purchase Payments (on a first-in, first-out basis); and then from contract earnings (in excess of the free withdrawal amount). Unless the Company receives other instructions, the CDSC will be deducted from the amount requested.

     No CDSC will be assessed (1) in the event of distributions resulting from the death of the Contract Owner or the death of the Annuitant with no Contingent Annuitant surviving; (2) if an annuity payout has begun; or (3) if an income option of at least five years' duration is begun after the first Contract Year.

     The purpose of this charge is to help defray expenses incurred in the sale of the Contract, including commissions and other expenses associated with the printing and distribution of prospectuses and sales material. However, the Company expects that the CDSC assessed under the Contract will be insufficient to cover all of these expenses. The difference will be covered by the general assets of the Company which are attributable, in part, to mortality and expense risk charges under the Contract which are described below.

FREE WITHDRAWAL ALLOWANCE. There is a 10% free withdrawal allowance available each year after the first Contract Year. The available withdrawal amount will be calculated as of the first Valuation Date of any given Contract Year. The free withdrawal allowance applies to partial surrenders of any amount and to full surrenders, except those full surrenders transferred directly to annuity contracts issued by other financial institutions.


ADMINISTRATIVE CHARGES

     Contract Administrative Charge. An administrative charge of $30 will be deducted annually from the Contract to compensate the Company for expenses incurred in establishing and administering the Contract. The contract administrative charge will be deducted from the Contract Value on the fourth Friday of each August by canceling Accumulation Units applicable to each Funding Option on a pro rata basis. This charge will be prorated from the date of purchase to the next date of assessment of charge. A prorated charge will also be assessed upon voluntary or involuntary surrender of the Contract. The contract administrative charge will not be assessed if (1) the distribution results from the death of the Contract Owner or the Annuitant with no Contingent Annuitant surviving, (2) after an annuity payout has begun, or (3) if the Contract Value is equal to or greater than $40,000 on the charge assessment date.

     Sub-Account Administrative Charge. An administrative charge is deducted on each Valuation Date from amounts allocated to the variable Funding Options in order to compensate the Company for certain related administrative and operating expenses. The charge is equivalent, on an annual basis, to 0.15% of the daily net asset value allocated to each of the Funding Options.

     Neither administrative charge can be increased. The charges are set at a level which does not exceed the average expected cost of the administrative services to be provided while the Contract is in force, and the Company does not expect to profit from these charges.


MORTALITY AND EXPENSE RISK CHARGE



     A mortality and expense risk charge is deducted on each Valuation Date from amounts held in the Separate Account. This charge is equivalent, on an annual basis, to 1.25% of the amounts allocated to each Funding Option. The Company reserves the right to lower this charge at any time. The mortality risk portion compensates the Company for guaranteeing to provide Annuity Payments according to the terms of the Contract regardless of how long the Annuitant lives and for guaranteeing to provide the death benefit if an Annuitant dies prior to the Maturity Date. The expense risk charge compensates the Company for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs.


     If the amount deducted for mortality and expense risks is not sufficient to cover the mortality costs and expense shortfalls, the loss is borne by the Company. If the deduction is more than sufficient, the excess will be a profit to the Company. The Company expects to make a profit from the mortality and expense risk charge.

REDUCTION OR ELIMINATION OF CONTRACT CHARGES

     The CDSC, the administrative charges, and the mortality and expense risk charge under the Contract may be reduced or eliminated when certain sales of the Contract result in savings or reduction of sales expenses, administrative or mortality and expenses. The entitlement to such a reduction in the CDSC, the administrative charges, or the mortality and expense risk charge will be based on the following: (1) the size and type of group to which sales are to be made;
(2) the total amount of Purchase Payments to be received; and (3) any prior or existing relationship with the Company. There may be other circumstances, of which the Company is not presently aware, which could result in fewer sales expenses, administrative charges, or mortality and expense risk charges. The reduction or elimination of the CDSC, the administrative charge, or the mortality expense charges will be permitted only where such reduction or elimination will not be unfairly discriminatory to any person.

FUNDING OPTION CHARGES

     Fund ABD purchases shares of the Funding Options at net asset value. The net asset value of each Funding Option reflects investment management fees and other expenses deducted from the assets of the Funding Options. For a complete description of these investment advisory fees and other expenses, refer to the prospectuses for the Funding Options.

PREMIUM TAX

     Certain state and local governments impose premium taxes. These taxes currently range from 0.5% to 5.0%, depending upon jurisdiction. The Company, in its sole discretion and in compliance with any applicable state law, will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the Contract Value either upon death, surrender, annuitization, or at the time Purchase Payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

     If there is any change in a law assessing taxes against the Company based upon the premiums of the contract gains in the contract or value of the contract, we reserve the right to charge you proportionately for this tax.


                              OWNERSHIP PROVISIONS

TYPES OF OWNERSHIP

     Contract Owner. The Contract belongs to the Contract Owner designated on the Contract Specifications page, or to any other person subsequently named pursuant to a valid assignment. An assignment of ownership or a collateral assignment may be made only for nonqualified contracts. The Contract Owner has sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the contract provided the Contract Owner has not named an irrevocable beneficiary and provided the Contract is not assigned.

     The Contract Owner is the recipient of all payments while the Annuitant is alive unless the Contract Owner directs them to an alternate recipient. An alternate recipient under a payment direction does not become the Contract Owner.

     Joint Owner. For nonqualified contracts only, Joint Owners (i.e., married spouses) may be named in a written request prior to the Contract Date. Joint Owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by joint action. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a Joint Owner end at death if the other Joint Owner survives. The entire interest of the deceased Joint Owner in the Contract will pass to the surviving Joint Owner.


BENEFICIARY


     The Beneficiary is the party named by the Owner in a written request. The Beneficiary has the right to receive any remaining contractual benefits upon the death of the Annuitant or the Owner. If there is more than one Beneficiary surviving the Annuitant, the Beneficiaries will share equally in benefits unless different shares are recorded with the Company by written request prior to the death of the Annuitant or Owner.

     With nonqualified contracts, the Beneficiary may differ from the designated beneficiary as defined by the distribution provisions of the Contract. The designated beneficiary may take the contract benefits in lieu of the Beneficiary upon the death of the Contract Owner.

     Unless an irrevocable Beneficiary has been named, the Owner has the right to change any Beneficiary by written request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

     The Annuitant is designated on the Contract Specifications page, and is the individual on whose life the Maturity Date and the amount of the monthly annuity payments depend. The Annuitant may not be changed after the Contract Date.

     For nonqualified contracts only, the Contract Owner may also name one individual as a Contingent Annuitant by written request prior to the Contract Date. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date.

     If an Annuitant who is not also an Owner or a Joint Owner dies prior to the Maturity Date while this Contract is in effect and while the Contingent Annuitant is living:

1)  the Contract Value will not be payable upon the Annuitant's death;

2)  the Contingent Annuitant becomes the Annuitant; and

3) all other rights and benefits provided by this Contract will continue in effect.

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect, unless otherwise provided.

                                   TRANSFERS

     Prior to the Maturity Date, the Contract Owner may transfer all or part of the Contract Value between Sub-Accounts. There are no charges or restrictions on the amount or frequency of transfers currently; however, the Company reserves the right to charge a fee for any transfer request, and to limit the number of transfers to one in any six-month period. Since different Funding Options have different expenses, a transfer of Contract Values from one Sub-Account to another could result in a Contract Owner's investment becoming subject to higher or lower expenses.

DOLLAR COST AVERAGING (AUTOMATED TRANSFERS)

     Dollar cost averaging permits the Contract Owner to transfer a fixed dollar amount to other Sub-Accounts on a monthly or quarterly basis so that more Accumulation Units are purchased in a Sub-Account if the value per unit is low and less Accumulation Units are purchased if the value per unit is high. Therefore, a lower-than-average value per unit may be achieved over the long run.

     You may elect automated transfers through written request or other method acceptable to the Company. You must have a minimum total Contract Value of $5,000 to enroll in the Dollar Cost Averaging program. The minimum total automated transfer amount is $400.

     Certain restrictions apply for automated transfers from the Fixed Account that do not apply to automated transfers from any of the other Sub-Accounts. You may establish automated transfers of Contract Values from the Fixed Account. Automated transfers from the Fixed Account may not deplete your Fixed Account Value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging program.

     You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Contract, including provisions relating to the transfer of money between investment options. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

     Before transferring any part of the Contract Value, Contract Owners should consider the risks involved in switching between investments available under this Contract. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

TELEPHONE TRANSFERS

     A Contract Owner may place a transfer request via telephone. The telephone transfer privilege is available automatically; no special election is necessary for a Contract Owner to have this privilege. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted on each Valuation Date between 9:00 a.m. and 4:00 p.m., Eastern time, at 1-800-842-8573. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and will promptly notify the caller.

     The Company will make a reasonable effort to record each telephone transfer conversation, but in the event that no recording is effective or available, the Contract Owner will remain liable for each telephone transfer effected. Additionally, the Company is not liable for acting upon instructions believed to be genuine and in accordance with the procedures described above. As a result of this policy, the Contract Owner may bear the risk of loss in the event that the Company follows instructions that prove to be fraudulent.


SPECIAL TRANSFERS



     A Contract Owner may transfer the Cash Value to another annuity contract offered by the Company or an affiliated insurance company under the rules then in effect.


                           SURRENDERS AND REDEMPTIONS

     A Contract Owner may redeem all or any portion of the Cash Surrender Value at any time prior to the Maturity Date. The Contract Owner must submit a written request specifying the investment option(s) from which the surrender is to be made. The Cash Surrender Value will be determined as of the next valuation following receipt of the Owner's surrender request at the Company's Home Office. The Cash Surrender Value may be more or less than the Purchase Payments made depending on the Contract Value at the time of surrender.

     The Company may defer payment of any Cash Surrender Value for a period of not more than seven days after the request is received in the mail, but it is the Company's intent to pay as soon as possible. Requests for surrender that are not in good order will not be processed until the deficiencies are corrected. The Company will contact the Contract Owner to advise of the reason for the delay and what is needed to act upon the surrender request.

SYSTEMATIC WITHDRAWALS

     Prior to the Maturity Date, a Contract Owner may elect to take systematic withdrawals by surrendering a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. The election must be made on a form provided by the Company. Any applicable surrender charges above the free withdrawal allowance and any applicable premium taxes will be deducted. The minimum Contract Value required to elect systematic withdrawals is $15,000 and the election must be made on the form provided by the Company. The Company will process the withdrawals by surrendering on a pro-rata basis Accumulation Units from all investment options in which the Contract Owner has an interest, unless otherwise directed. The Contract Owner may begin or discontinue systematic withdrawals at any time by notifying the Company in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

     The Company reserves the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners.

     Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. Contract Owners should consult with their tax adviser regarding the tax consequences of systematic withdrawals.

                                 DEATH BENEFIT

     Prior to the Maturity date, a Death Benefit is payable to the Beneficiary upon the death of the Annuitant, Contract Owner or the first of Joint Owners, provided there is no Contingent Annuitant. Death Benefits are payable upon the Company's receipt at its Home Office of due proof of death. If the Company is notified of the Annuitant's, Contract Owner's, or first of the Joint Owner's death more than six months after the death, the Death Benefit will be the Contract Value. A Beneficiary may request that a death benefit payable under the Contract be applied to one of the settlement options available under the Contract. (See also "Nonqualified Annuity Contracts," page ___.) See Appendix B for Contracts issued in Florida.

     For nonqualified contracts, if the Contract Owner (including the first of joint owners) dies before the Maturity Date, a distribution may be required under the minimum distribution requirements of the federal tax law. If so required, the Company will recalculate the value of the Contract under the provisions of "Death Proceeds Prior to the Maturity Date," below. The value of the Contract, as recalculated, will be credited to the party taking distributions upon the death of the Contract Owner with the Annuitant or Contingent Annuitant surviving. This will generally be the surviving joint owner or otherwise the Beneficiary in accordance with all the circumstances and the terms of the Contract. This party may differ from the Beneficiary who was named by the Owner in a written request and who would receive any remaining contractual benefits upon the death of the Annuitant. This party may be paid in a single lump sum, or by other options, but should take distributions as required by minimum distribution requirements of the federal tax law.

If the Contract Owner's spouse is the surviving joint owner, the spouse may elect to continue the Contract as owner in lieu of taking a distribution under the Contract. (See, "Nonqualified Annuity Contracts," page ___.) In this case, all references to age in the "Death Proceeds Prior to the Maturity Date" section will be based on the Contract Owner's age rather than the Annuitant's age.

DEATH PROCEEDS PRIOR TO THE MATURITY DATE

     If the Annuitant dies before age 75 and before the Maturity Date, the Company will pay to the Beneficiary an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or prior surrenders not previously deducted:

          1)   the Contract Value;

          2)   the total Purchase Payments made under the Contract; or

          3) the Contract Value on the fifth contract year anniversary immediately preceding the date on which the Company receives due proof of death.

     If the Annuitant dies on or after age 75, but before age 85 (90 in Florida) and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or prior surrenders not previously deducted:

          1)   the Contract Value;

          2)   the total Purchase Payments made under the Contract; or

          3) the Contract Value on the latest fifth contract year anniversary occurring on or before the Annuitant's 75th birthday.

     If the Annuitant dies on or after age 85 (prior to age 90 in Florida) and before the Maturity Date, the Company will pay to the Beneficiary a death benefit in an amount equal to the Contract Value, less any applicable premium tax.



                               THE ANNUITY PERIOD

MATURITY DATE

     Annuity Payments will ordinarily begin on the Maturity Date stated in the Contract. If no Maturity Date is elected, the Maturity Date will be the Annuitant's 70th birthday for qualified contracts and the Annuitant's 75th birthday, or ten years after the Contract Date, if later, for nonqualified contracts. The Maturity Date is the date on which the Company will begin paying the first of a series of Annuity or Income Payments in accordance with the Settlement Option selected by the Contract Owner. Annuity or Income Payments will begin on the Maturity Date unless the Contract has been fully surrendered or the proceeds have been paid to the Beneficiary prior to that date. The Company may require proof that the Annuitant is alive before Annuity Payments are made.

     For nonqualified Contracts, at least 30 days before the original Maturity Date, a Contract Owner may elect to extend the Maturity Date to any time prior to the Annuitant's 85th birthday or, for qualified Contracts, to a later date with the Company's consent. Certain annuity options taken at the Maturity Date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with qualified contracts upon either the Contract Owner's attainment of age 70 1/2 or the death of the Contract Owner. Independent tax advice should be sought regarding the election of minimum required distributions.

     See Appendix B for Contracts issued in Florida.

ALLOCATION OF ANNUITY

     When an Annuity Option is elected, it may be elected as a Variable Annuity, a Fixed Annuity, or a combination of both. If, at the time Annuity Payments begin, no election has been made to the contrary, the Contract Value shall be applied to provide an annuity funded by the same investment options. At least 15 days prior to the Maturity Date, you may reallocate the Contract Value among the investment options in order to reallocate the basis on which Annuity Payments will be determined. (See "Transfers," page ___.)

VARIABLE ANNUITY

     ANNUITY UNIT VALUE. The initial Annuity Unit Value applicable to each Funding Option was established at $1. An Annuity Unit Value as of any Valuation Date is equal to (a) the value of the Annuity Unit on the immediately preceding Valuation Date, multiplied by (b) the corresponding net investment factor for the Valuation Period just ended, divided by (c) the assumed net investment factor for the Valuation Period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is 1.000081 and, for a period of two days, is 1.000081 x 1.000081.) The value of an Annuity Unit as of any date other than a Valuation Date is equal to its value on the next succeeding Valuation Date.

     The number of Annuity Units credited to the Contract is determined by dividing the first monthly Annuity Payment attributable to each Sub-Account by the corresponding Annuity Unit Value as of 14 days prior to the date Annuity Payments commence. The number of Annuity Units remains fixed during the annuity period.

     DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly Annuity Payment. The amount applied to effect a Variable Annuity will be the value of the Sub-Account(s) as of 14 days before the date Annuity Payments commence less any applicable premium taxes not previously deducted.

     The amount of the first monthly payment depends on the Annuity Option elected. A formula for determining the adjusted age is contained in the Contract. The total first monthly Annuity Payment is determined by multiplying the benefit per $1,000 of value shown in the tables of the Contract by the number of thousands of dollars of value of the Contract applied to that Annuity Option. The Company reserves the right to require satisfactory proof of age of any person on whose life Annuity Payments are based before making the first payment under any of the Settlement Options.

     DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of the second and subsequent Annuity Payments is not predetermined and may change from month to month based on the investment experience of the applicable Funding Option. The total amount of each Annuity Payment will be equal to the sum of the basic payments in each Funding Option. The actual amounts of these payments are determined by multiplying the number of Annuity Units credited to each Funding Option by the corresponding Annuity Unit Value as of the date 14 days prior to the date before payment is due.

     See Appendix B for Contracts issued in Florida.

FIXED ANNUITY

     A Fixed Annuity provides for payments which do not vary during the Annuity period. The dollar amount of the first Fixed Annuity Payment will be calculated as described under "Variable Annuity," except that the Annuity Unit Value will be determined as of the day annuity payments commence. All subsequent payments will be made in the same amount. If it would produce a larger payment, the first Fixed Annuity Payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

                                PAYMENT OPTIONS

ELECTION OF OPTIONS

     On the Maturity Date, or other agreed-upon date, the Company will pay the amount due under the Contract in one lump sum, or in accordance with the payment option selected by the Contract Owner. Election of an option must be made in writing in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner. While the Annuitant is alive, the Contract Owner may change a Settlement Option election by written request at any time prior to the Maturity Date. Once Annuity or Income Payments have begun, no further election changes are allowed. During the Annuitant's lifetime, if no election has been made prior to the Maturity Date, the Company will pay to the Contract Owner (or other designated Payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity - Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract. The Annuity Options are described below.

     The minimum amount that can be placed under an Annuity or Income Option will be $2,000 unless the Company consents to a lesser amount. If any monthly periodic payment due any payee is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in one lump-sum payment.

     See Appendix B for Contracts issued in Florida.

ANNUITY OPTIONS

     Subject to the conditions described in "Election of Options" above, all or any part of the Cash Surrender Value of the Contract may be paid under one or more of the following Annuity Options. Payments under the Annuity Options may be elected on a monthly, quarterly, semiannual or annual basis.

     Option 1 - Life Annuity - No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant, terminating with the last payment preceding death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

     Option 2 - Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, payments will be continued during the remainder of the period to the Beneficiary.

     Option 3 - Joint and Last Survivor Life Annuity - No Refund. The Company will make Annuity Payments during the joint lifetime of the two persons on whose lives payments are based, and during the lifetime of the survivor. No further payments will be made following the death of the survivor.

     Option 4 - Joint and Last Survivor Life Annuity - Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the two persons on whose lives payments are based. One of the two persons will be designated as the primary payee, the other will be designated as the secondary payee. On the death of the secondary payee, if survived by the primary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, if survived by the secondary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made following the death of the survivor.

     Option 5 - Other Annuity Options. The Company will make any other arrangements for Annuity Payments as may be mutually agreed upon.

INCOME OPTIONS

     Instead of one of the Annuity Options described above, and subject to the conditions described under "Election of Options," all or part of the Cash Surrender Value of the Contract may be paid under one or more of the following Income Options, provided that they are consistent with federal tax law qualification requirements. Payments under the Income Options may be elected on a monthly, quarterly, semiannual or annual basis:

     Option 1 - Payments of a Fixed Amount. The Company will make equal payments of the amount elected until the Contract Value applied under this option has been exhausted. The first payment and all later payments will be paid from amounts attributable to each investment option in proportion to the Cash Surrender Value attributable to each. The final payment will include any amount insufficient to make another full payment.

     Option 2 - Payments for a Fixed Period. The Company will make payments for the period selected. The amount of each payment will be equal to the remaining Contract Value applied under this option divided by the number of remaining payments.

     Option 3 - Other Income Options. The Company will make any other arrangements for Income Payments as may be mutually agreed upon.

     The amount applied to effect an Income Option will be the Contract
Value as of 14 days before the date Income Payments commence, less any applicable premium taxes not previously deducted and any applicable contingent deferred sales charge. The Contract Value used to determine the amount of any Income Payment will be determined on the same basis as the Contract Value during the Accumulation Period, including the deduction for mortality and expense risks and the Sub-Account Administrative Charge. Income Options differ from Annuity Options in that the amount of the payments made under Income Options are unrelated to the length of life of any person. Although the Company continues to deduct the charge for mortality and expense risks, it assumes no mortality risks for amounts applied under any Income Option. Moreover, payments are unrelated to the actual life span of any person. Thus, the Annuitant may outlive the payment period.

                       MISCELLANEOUS CONTRACT PROVISIONS

TERMINATION

     No Purchase Payments after the first are required to keep the Contract in effect. However, the Company reserves the right to terminate the Contract on any Valuation Date if the Contract Value as of that date is less than $1,000 and no Purchase Payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the Contract Owner at his or her last known address and to any assignee of record. If the Contract is terminated, the Company will pay to the Contract Owner the Cash Surrender Value (Contract Value, in the states of Washington and New Jersey), less any applicable administrative charge or premium tax.

MISSTATEMENT

     If the Annuitant's or Contract Owner's sex or date of birth was misstated, all benefits under the Contract are the equivalent value of the Purchase Payments at the correct sex and age. Proof of the Annuitant's or Contract Owner's age may be filed at any time at the Company's Home Office.

REQUIRED REPORTS

     As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, the Company will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit Value(s) as of the date of the report for each Funding Option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

     The Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Accounts' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.


TRANSFERS OF CONTRACT VALUES TO OTHER ANNUITIES



     The Company may permit Contract Owners to transfer their Contract Values into other annuities offered by the Company or its affiliated insurance Companies under rules then in effect.


                           FEDERAL TAX CONSIDERATIONS

     The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a Contract Owner or Beneficiary who may make elections under a contract. For further information, a qualified tax adviser should be consulted.

GENERAL TAXATION OF ANNUITIES

     Amounts credited to the Contract are not generally taxable until they are received by the Contract Owner or the Beneficiary, either in the form of Annuity Payments or other distributions. Distributions from annuities that include previously taxed amounts may be taxed on an income-first basis or an income-last basis, or on a pro-rata basis according to the type of plan or due to other circumstances.

TAX LAW DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

     The Internal Revenue Code of 1986, as amended ("Code") requires that any nonqualified variable annuity contracts based on a segregated asset account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how segregated asset accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure is essentially the loss to the Contract Owner of tax deferred treatment. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

     Assets in the segregated asset accounts must be owned by the Company and not by the contract owner for federal income tax purposes. Otherwise, the deferral of taxes is lost and income and gains from the accounts would be includable annually in the Contract Owner's gross income.

     The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses an incident of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department announced, in connection with the issuance of temporary regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement, dated September 15, 1986, also stated that the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

     The Company does not know if such guidance will be issued, or if it is, what standards it may set. Furthermore, the Company does not know if such guidance may be issued with retroactive effect. New regulations are generally issued with a prospective-only effect as to future sales or as to future voluntary transactions in existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent Contract Owners from being considered the owner of the assets of the accounts.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

     Taxable distributions taken before the Contract Owner has attained the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain tax-qualified plans.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

     Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 70 1/2. Distributions must also begin or be continued according to required patterns following the death of the Contract Owner or the Annuitant.

NONQUALIFIED ANNUITY CONTRACTS

     Individuals may purchase tax-deferred annuities without tax law funding limits. The Purchase Payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to Purchase Payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a Contract Owner when the Contract Owner transfers the contract without adequate consideration.

     If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

     Those receiving partial distributions made before the Maturity Date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this Contract, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the Cash Value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

     The federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the first of joint owners. Failure to meet these requirements will cause the surviving joint owner, or the Beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends, among other things, upon whether an Annuity option is elected or whether the new Contract Owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES

     To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $2,250.

     The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

     Under a qualified pension or profit-sharing plan, Purchase Payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or Beneficiary.

     Distributions are taxable to the participant or Beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING

     The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

     There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or Beneficiary may avoid this result if:

(a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

(b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

(c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 701/2 or as otherwise required by law.

     A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or Beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal Beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

     To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
   YEAR)

     The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1994, a recipient receiving periodic payments (e.g., monthly or annual payments under an Annuity Option) which total $13,700 or less per year, will generally be exempt from periodic withholding.

     Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

     Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

                                 VOTING RIGHTS

     The Contract Owner has certain voting rights in Fund ABD and the Funding Options. The number of votes which a Contract Owner may cast in the accumulation period is equal to the number of Accumulation Units credited under the Contract. During the annuity period, the Contract Owner may cast the number of votes equal to (i) the reserve related to the Contract divided by (ii) the value of an Accumulation Unit. A Contract Owner's voting rights will decline as the reserve for the Contract declines.

     Each person having a voting interest in Fund ABD will receive periodic reports relating to the Funding Options in which he or she has an interest, as well as any proxy materials, including a form on which to give voting instructions with respect to the proportion of the Funding Option shares held by Fund ABD which correspond to his or her interest in the Funding Option.

     Upon the death of the Contract Owner, all voting rights will vest in the Beneficiary of the Contract, except in the case of Contracts where the surviving spouse becomes the Contract Owner.

     The Company will vote shares of Funding Options held by Fund ABD at regular and special meetings of the Funding Option shareholders in accordance with instructions received from persons having a voting interest in Fund ABD. The Company will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. If the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Funding Options in its own right, it may elect to do so.

                   DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS


     The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts will be sold by life insurance sales agents who represent the Company, and who are licensed registered representatives of the Company or certain other registered broker-dealers. The compensation paid to sales representatives will not exceed 8.5% of the payments made under the Contracts.


     From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.


     Any sales representative or employee will have been qualified to sell Variable Annuities under applicable federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and all are members of the National Association of Securities Dealers, Inc. Tower Square Securities, Inc., an affiliate of the Company, is the principal underwriter for the Contracts; however, it is currently anticipated that an affiliated broker-dealer may become the principal underwriter for the Contracts during 1996.


CONFORMITY WITH STATE AND FEDERAL LAWS

     The Contract is governed by the laws of the state in which it is delivered. Any paid-up Annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. The Company may at any time make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.


                         LEGAL PROCEEDINGS AND OPINIONS


     There are no pending material legal proceedings affecting Fund ABD. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this Prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been reviewed by the General Counsel of the Life and Annuities Division of the Company.

                                   APPENDIX A

                               THE FIXED ACCOUNT

     Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of Fund ABD or any of the Funding Options does not affect the Fixed Account portion of the Contract Owner's Contract Value, or the dollar amount of fixed annuity payments made under any payout option.

     The Company guarantees that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described above, less any applicable premium taxes or prior surrenders. If the Contract Owner effects a surrender, the amount available from the Fixed Account will be reduced by any applicable surrender charge as described under "Charges and Fees" in this prospectus.

     Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account which supports insurance and annuity obligations. Neither the general account nor any interest therein is registered under, nor subject to the provisions of the Securities Act of 1933 or 1940 Act. The Company will invest the assets of the Fixed Account at its discretion. Investment income from such Fixed Account assets will be allocated to the Company and to the Contracts participating in the Fixed Account.

     Investment income from the Fixed Account allocated to the Company includes compensation for mortality and expense risks borne by the Company in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in the sole discretion of the Company at such rate or rates as the Company prospectively declares from time to time.

     The initial rate for any deposit into the Fixed Account is guaranteed for one year from the date of such deposit. Subsequent renewal rates will be guaranteed for the calendar quarter. The Company also guarantees that for the life of the Contract it will credit interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined in the sole discretion of the company. The Contract Owner assumes the risk that interest credit to the Fixed Account may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

     Transfers from the Fixed Account to any other available investment option(s) will be permitted twice a year during the 30 days following the semiannual Contract Date anniversary in an amount of up to 15% of the Fixed Account value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers from the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to other investment options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. The Company reserves the right to waive either of these restrictions in its discretion.

     Automated transfers from the Fixed Account to any of the investment options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from enrollment in the Dollar Cost Averaging Program.

                                   APPENDIX B
FOR CONTRACTS ISSUED IN THE STATE OF FLORIDA

THE ANNUITY PERIOD

MATURITY DATE

The maturity date may not be any date beyond the Annuitant's 90th birthday.

THE VARIABLE ANNUITY

Variable payouts are not permitted in Florida. Contract Owners may only have their Contract Values applied to provide a Fixed Annuity.

Disregard the "Variable Annuity" section described on page 14.

ELECTION OF OPTIONS

On the Maturity Date, or other agreed-upon date, the Company will pay an amount payable under the Contract in accordance with the payment option selected by the Contract Owner. Election of an option must be made in writing in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner. While the Annuitant is alive, the Contract Owner may change a Settlement Option election by Written Request at any time prior to the Maturity Date. Once Annuity or Income Payments have begun, no further election changes are allowed. During the Annuitant's lifetime, if no election has been made prior to the Maturity Date, the Company will pay to the Contract Owner the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain tax-qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity-Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an Annuity or Income Option will be $2,000 unless the Company consents to a lesser amount. If any monthly periodic payment due any payee is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in one lump-sum payment.

                                   APPENDIX C

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

     The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and The Travelers Insurance Company. A list of the contents of the Statement of Additional Information is set forth below:

The Insurance Company
Principal Underwriter
Distribution and Management Agreement
Valuation of Assets
Performance Information
Independent Accountants
Financial Statements


_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
Copies of the Statement of Additional Information dated________, 199_ (Form No. L-12547S) are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183-9061.

Name:

Address:

                                     PART B

         INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                      STATEMENT OF ADDITIONAL INFORMATION

                                     dated

                              ___________, 1996

                                      for

                 THE TRAVELERS FUND ABD FOR VARIABLE ANNUITIES

                                   ISSUED BY

                        THE TRAVELERS INSURANCE COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, The Travelers Fund ABD Individual Variable Annuity Contract Prospectus dated __________, 1996. A copy of the Prospectus may be obtained by writing to The Travelers Insurance Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling 1-800-842-8573.




                               TABLE OF CONTENTS

THE INSURANCE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1

PRINCIPAL UNDERWRITER  . . . .  . . . . . . . . . . . . . . . . . . . . . . . . .    2

DISTRIBUTION AND MANAGEMENT AGREEMENT . . . . . . . . . . . . . . . . . . . . . .    2

VALUATION OF ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2

PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

                             THE INSURANCE COMPANY

         The Travelers Insurance Company (the "Company"), is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Travelers Group Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.


STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.



         The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the jurisdiction of domicile in determining the field of permissible investments.



THE SEPARATE ACCOUNT. Fund ABD meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of Fund ABD are subject to the provisions of
Section 38a-433 of the Connecticut General Statutes which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.



THE FIXED ACCOUNT. The Fixed Account is secured by part of the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in Fund ABD or any other separate account sponsored by the Company or its affiliates.



         The staff of the Securities and Exchange Commission ("SEC") does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.


                             PRINCIPAL UNDERWRITER

         Tower Square Securities, Inc. ("TSSI"), an affiliate of the Company, serves as principal underwriter for Fund ABD and the Contracts. The offering is continuous. TSSI is an indirect wholly owned subsidiary of Travelers Group Inc. and its principal executive offices are located at One Tower Square, Hartford, Connecticut. It is anticipated that an affiliated broker-dealer may become the principal underwriter for the Contracts in 1996.

                     DISTRIBUTION AND MANAGEMENT AGREEMENT

         Under the terms of the Distribution and Management Agreement among Fund ABD, the Company and TSSI, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with the Fund ABD. TSSI performs the sales functions related to the Contracts. The Company reimburses TSSI for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying the Fund ABD and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to the Fund ABD all necessary office space, facilities, and personnel to manage its affairs.


                              VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each Underlying Fund is determined on each Valuation Date as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the Valuation Date. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the Valuation Date or on the basis of quotations received from a reputable broker or any other recognized source.

         Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the Valuation Date or on the basis of quotations received from a reputable broker or any other recognized source.

         Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

         Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes in account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.


THE CONTRACT VALUE: The value of an Accumulation Unit on any Valuation Date is determined by multiplying the value on the immediately preceding Valuation Date by the net investment factor for the Valuation Period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one Valuation Period to the next. The net investment factor for a Funding Option for any Valuation Period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the Valuation Period relating to the Insurance Charge and the Funding Option Administrative Charge). The gross investment rate of a Funding Option is equal to (a - b) / c where:



(a) = investment income plus capital gains and losses (whether realized or unrealized);

(b) = any deduction for applicable taxes (presently zero); and

(c) = the value of the assets of the Funding Option at the beginning of the Valuation Period.



         The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the Valuation Period.


                            PERFORMANCE INFORMATION

         From time to time, the Company may advertise several types of historical performance for the Funding Options of Fund ABD. The Company may advertise the "standardized average annual total returns" of the Funding Option, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "non-standardized total return," as described below:

         STANDARDIZED METHOD. Quotations of average annual total return are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the Funding Option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the Funding Option has been in existence if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge ($30) is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this Statement of Additional Information relates. Each quotation assumes a total redemption at the end of each period with the assessment of any applicable Contingent Deferred Sales Charge at that time.

         NON-STANDARDIZED METHOD. Non-standardized "total return" will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and seven-year periods. Non-standardized total return will not reflect the deduction of any applicable Contingent Deferred Sales Charge or the $30 annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The contingent Deferred Sales Charge is not reflected because the Contract is designed for long-term investment.

         GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Fund ABD and the Underlying Funds.

         For Funding Options that were in existence prior to the date they became available under Fund ABD, the standardized average total return and non-standardized total return quotations will show the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. An Owner's Contract Value at redemption may be more or less than original cost.

         Average annual total returns for each of the Funding Options computed according to the standardized and non-standardized methods for the period ending December 31, 199_ (beginning at inception date) are set forth in the following table.

                           TOTAL RETURN CALCULATIONS
                          FUNDING OPTIONS OF FUND ABD


---------------------------------------------------------------------------------------------------------------
                                  STANDARDIZED                    NON-STANDARDIZED
                                                                                                      Inception
                                  1-yr,    5-yr,   10-yr          1-yr,   3-yr,    5-yr,   7-yr       Date

---------------------------------------------------------------------------------------------------------------
Capital Appreciation Fund
High Yield Bond Trust
Managed Assets Trust
U.S. Government Securities
  Portfolio
Social Awareness Stock
  Portfolio
Utilities Portfolio



                            INDEPENDENT ACCOUNTANTS

         Coopers & Lybrand L.L.P., certified public independent accountants, 100 Pearl Street, Hartford, Connecticut, are the independent auditors for Fund ABD. The services to be provided to Fund ABD include primarily the examination of the Fund's financial statements.

                              FINANCIAL STATEMENTS

         Financial Statements for Fund ABD are not available since the Fund had no assets as of the effective date of this SAI. Financial statements for The Travelers Insurance Company are included in this SAI.

                      STATEMENT OF ADDITIONAL INFORMATION
                                    FUND ABD





                      Individual Variable Annuity Contract
                                   issued by





                        The Travelers Insurance Company
                                One Tower Square
                          Hartford, Connecticut 06183





L-12547S                                                       ___________, 1996

                                     PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a) The financial statements of the Registrant are not provided since the Registrant will have no assets prior to the effective date of the Registration Statement.

     The consolidated financial statements of The Travelers Insurance Company and subsidiaries and the Reports of Independent Accountants, will be provided in a subsequent pre-effective amendment.

(b)  Exhibits

   1. Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant.

   2.    Exempt.

3(a). Form of Distribution and Management Agreement among the Registrant, The Travelers Insurance Company and Tower Square Securities, Inc.

3(b).    Form of Selling Agreement.

   4.    Form of Variable Annuity Contract(s).

   5.    None.

6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 3(a)(i) to Registration Statement on Form S-2, File No. 33-58677, filed via Edgar on April 18, 1995.)

6(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration Statement on Form S-2, File No. 33-58677, filed via Edgar on April 18, 1995.)

   7.    None.

   8.    None.

   9.    Opinion of Counsel as to the legality of securities being registered.

  10.    Not Applicable.

  11.    Not Applicable.

  12.    None

  13. Schedule for computation of each performance quotation. To be filed by amendment.

  14.    Representation concerning reliance upon No-Action Letter IP-6-88.

15(a). Powers of Attorney authorizing Jay S. Fishman or Ernest J. Wright as signatory for Robert I. Lipp, Michael A. Carpenter, Charles O. Prince III, Marc P. Weill, Irwin R. Ettinger, Donald T. DeCarlo and Christine
         B. Mead.

  27.    Financial Data Schedule.  (To be filed by amendment.)

Item 25.  Directors and Officers of the Depositor

Name and Principal                         Positions and Offices
Business Address                           with Depositor
----------------                           -------------------------
Robert I. Lipp*                            Director and Chairman
Michael A. Carpenter*                      Director, President and Chief Executive Officer
Jay S. Fishman*                            Director, Vice Chairman and Chief Financial Officer
Charles O. Prince III**                    Director
Marc P. Weill**                            Director, Senior Vice President and Chief Investment Officer
Irwin R. Ettinger**                        Director
Michael A. Carpenter*                      Director
Donald T. DeCarlo*                         Director, Senior Vice President, General Counsel
                                                and Secretary
Stuart Baritz**                            Senior Vice President
Jay S. Benet*                              senior Vice President
George C. Kokulis*                         Senior Vice President
Warren H. May*                             Senior Vice President
Christine B. Mead*                         Vice President and Controller
William H. White*                          Vice President and Treasurer
Ian R. Stuart*                             Vice President and Financial Officer
Kathleen A. D'Auria*                       Vice President
Charles N. Vest*                           Vice President and Actuary
Robert Hamilton*                           Second Vice President
Bethann C. Maas*                           Second Vice President
Elizabeth Charron*                         Second Vice President
Ernest J. Wright*                          Counsel and Assistant Secretary
Kathleen A. McGah*                         Counsel and Assistant Secretary

Principal Business Address:
*   The Travelers Insurance Company                               **Travelers Group Inc.
    One Tower Square                                              388 Greenwich Street
    Hartford, CT  06183                                           New York, N.Y. 10013

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Item 26.  Persons Controlled by or Under Common Control with the Depositor.


                  OWNERSHIP OF THE TRAVELERS INSURANCE COMPANY


COMPANY                                         STATE OF ORGANIZATION         OWNERSHIP                     PRINCIPAL BUSINESS
-------                                         ---------------------         ---------                     ------------------
Travelers Group Inc.                            Delaware                      Publicly Held                 ----------------
  Associated Madison Companies Inc.             Delaware                      100.00                        ----------------
    The Travelers Insurance Group, Inc.         Connecticut                   100.00                        ----------------
      The Travelers Insurance Company           Connecticut                   100.00                        Insurance


               PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
                        THE TRAVELERS INSURANCE COMPANY

                                                                                        % OF VOTING
                                                                                        SECURITIES
                                                                                          OWNED
                                                                                        DIRECTLY OR
                                                                                      INDIRECTLY BY
                                                                STATE OF                TRAVELERS       PRINCIPAL
COMPANY                                                         ORGANIZATION            GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
  AC Health Ventures, Inc.                                      Delaware                  100.00        Inactive
  AMCO Biotech, Inc.                                            Delaware                  100.00        Inactive
  Associated Madison Companies, Inc.                            Delaware                  100.00        Holding company.
        American National Life Insurance (T & C), Ltd.          Turks and Caicos Islands  100.00        Insurance
        ERISA Corporation                                       NewYork                   100.00        Inactive
        Mid-America Insurance Services, Inc.                    Georgia                   100.00        Third party administrator
        National Marketing Corporation                          Pennsylvania              100.00        Inactive

                                                                                           % OF VOTING
                                                                                           SECURITIES
                                                                                             OWNED
                                                                                           DIRECTLY OR
                                                                                          INDIRECTLY BY
                                                                       STATE OF             TRAVELERS       PRINCIPAL
COMPANY                                                                ORGANIZATION         GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
        PFS Custodial Services, Inc.                                        Georgia              100.00 General partner
        PFS Distributors, Inc.                                              Georgia              100.00 General partner
        PFS Investments Inc.                                                Georgia              100.00 Broker dealer
        PFS Services, Inc.                                                  Georgia              100.00 General partner
        Primerica Finance Corporation                                       Delaware             100.00 Holding company
          American Capital Custodial Services, Inc.                         Delaware             100.00 Limited partner
          PFS T.A., Inc.                                                    Delaware             100.00 Joint venture partner
        Primerica Financial Services Home Mortgages, Inc.                   Georgia              100.00 Mortgage loan broker
        Primerica Financial Services, Inc.                                  Nevada               100.00 General agency
          Primerica Financial Services Agency of New York, Inc.             New York             100.00 General agency licensing
          Primerica Financial Services Insurance
            Marketing of Connecticut, Inc.                                  Connecticut          100.00 General agency licensing
          Primerica Financial Services Insurance Marketing of Idaho, Inc.   Idaho                100.00 General agency licensing
          Primerica Financial Services Insurance Marketing of Nevada, Inc.  Nevada               100.00 General agency licensing
          Primerica Financial Services Insurance
            Marketing of Pennsylvania, Inc.                                 Pennsylvania         100.00 General agency licensing
          Primerica Financial Services Insurance
            Marketing of the Virgin Islands, Inc.                           United States Virgin 100.00 General agency licensing
          Primerica Financial Services Insurance Marketing of Wyoming, Inc. Wyoming              100.00 General agency licensing
          Primerica Financial Services Insurance Marketing, Inc.            Delaware             100.00 General agency licensing
          Primerica Financial Services of Alabama, Inc.                     Alabama              100.00 General agency licensing
          Primerica Financial Services of New Mexico, Inc.                  New Mexico           100.00 General agency licensing

                                                                                            % OF VOTING
                                                                                             SECURITIES
                                                                                               OWNED
                                                                                             DIRECTLY OR
                                                                                           INDIRECTLY BY
                                                                     STATE OF                TRAVELERS       PRINCIPAL
COMPANY                                                              ORGANIZATION            GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
          Primerica Insurance Agency of Massachusetts, Inc.           Massachusetts             100.00  General agency licensing
          Primerica Insurance Marketing Services of Puerto Rico, Inc. Puerto Rico               100.00  Insurance agency
          Primerica Insurance Services of Louisiana, Inc.             Louisiana                 100.00  General agency licensing
          Primerica Insurance Services of Maryland, Inc.              Maryland                  100.00  General agency licensing
     Primerica Services, Inc.                                         Georgia                   100.00  Print operations
     RCM Acquisition Inc.                                             Delaware                  100.00  Investments
     SCN Acquisitions Company                                         Delaware                  100.00  Investments
     SL&H Reinsurance, Ltd.                                           Turks and Caicos Islands  100.00  Reinsurance
          Southwest Service Agreements, Inc.                          North Carolina            100.00  Warranty/service agreements
     Southwest Warranty Corporation                                   Florida                   100.00  Extended automobile warranty
     The Travelers Insurance Group Inc.                               Connecticut               100.00  Holding company
          Harbour Associates I, Inc.                                  Delaware                  100.00  Real estate holding
               Deer Run II, Inc.                                      Delaware                  100.00  Real estate holding
               Net & Twine II Corporation                             Delaware                  100.00  Real estate holding
          KP Properties Corporation                                   Massachusetts             100.00  Real estate
          KPI 85, Inc.                                                Massachusetts             100.00  Real estate
          KRA Advisers Corporation                                    Massachusetts             100.00  Real estate
          KRP Corporation                                             Massachusetts             100.00  Real estate
          La Metropole S.A.                                           Belgium                    98.83  P-C insurance/reinsurance

                                                                                        % OF VOTING
                                                                                        SECURITIES
                                                                                          OWNED
                                                                                        DIRECTLY OR
                                                                                       INDIRECTLY BY
                                                                       STATE OF          TRAVELERS     PRINCIPAL
COMPANY                                                                ORGANIZATION      GROUP INC.    BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
             Principal Financial Associates, Inc.                                         100.00      Inactive
             Winthrop Financial Group, Inc.                                               100.00      Leasing company
        The Plaza Corporation                                           Connecticut       100.00      Holding company
             Joseph A. Wynne Agency                                     California        100.00      Inactive
             The Copeland Companies                                     New Jersey        100.00      Holding company
                  American Odyssey Funds Management, Inc.               New Jersey        100.00      Investment advisor
                       American Odyssey Funds, Inc.                     Maryland          100.00      Investment management
                  Copeland Administrative Services, Inc.                New Jersey        100.00      Administrative services
                  Copeland Associates, Inc.                             Delaware          100.00      Fixed/variable annuities
                       Copeland Associates Agency of Ohio, Inc.         Ohio               99.00      Fixed/variable annuities
                       Copeland Associates of Alabama, Inc.             Alabama           100.00      Fixed/variable annuities
                       Copeland Associates of Montana, Inc.             Montana           100.00      Fixed/variable annuities
                       Copeland Benefits Management Company             New Jersey         51.00      Investment marketing
                       Copeland Equities, Inc.                          New Jersey        100.00      Fixed/variable annuities
                       H.C. Copeland Associates, Inc. of Massachusetts  Massachusetts     100.00      Fixed annuities
                  Copeland Financial Services, Inc.                     New Jersey        100.00      Investment advisory services.
                  Copeland Healthcare Services, Inc.                    New Jersey        100.00      Life insurance marketing
                  H.C. Copeland and Associates, Inc. of Texas           Texas             100.00      Fixed/variable annuities
             The Parker Realty and Insurance Agency, Inc.               Vermont            57.98      Real estate

                                                                                    % OF VOTING
                                                                                    SECURITIES
                                                                                      OWNED
                                                                                    DIRECTLY OR
                                                                                   INDIRECTLY BY
                                                                    STATE OF        TRAVELERS       PRINCIPAL
COMPANY                                                             ORGANIZATION    GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
             Travelers General Agency of Hawaii, Inc.                Hawaii         100.00        Insurance agency
        The Prospect Company                                         Delaware       100.00        Investments
             89th & York Avenue Corporation                          New York       100.00        Real estate
             979 Third Avenue Corporation                            Delaware       100.00        Real estate
             Meadow Lane, Inc.                                       Georgia        100.00        Real estate development
             Panther Valley, Inc.                                    New Jersey     100.00        Real estate management
             Prospect Management Services Company                    Delaware       100.00        Real estate management
             The Travelers Asset Funding Corporation                 Connecticut    100.00        Investment adviser
                  Travelers Capital Funding Corporation              Connecticut    100.00        Furniture/equipment
        The Travelers Corporation of Bermuda Limited                 Bermuda         99.99        Pensions
        The Travelers Indemnity Company                              Connecticut    100.00        P-C insurance
             Commercial Insurance Resources, Inc.                    Delaware       100.00        Holding company
                  Gulf Insurance Company                             Missouri       100.00        P-C insurance
                       Atlantic Insurance Company                    Texas          100.00        P-C insurance
                       Gulf Risk Services, Inc.                      Delaware       100.00        Claims/risk management
                       Gulf Underwriters Insurance Company           North Carolina 100.00        P-C ins/surplus lines
                       The Travelers Indemnity Company of Missouri   Missouri       100.00        P-C insurance
                       Select Insurance Company                      Texas          100.00        P-C insurance
             Countersignature Agency, Inc.                           Florida        100.00        Countersign ins policies

                                                                                     % OF VOTING
                                                                                     SECURITIES
                                                                                       OWNED
                                                                                     DIRECTLY OR
                                                                                    INDIRECTLY BY
                                                                    STATE OF         TRAVELERS       PRINCIPAL
COMPANY                                                             ORGANIZATION     GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
             First Trenton Indemnity Company                        New Jersey        100.00        P-C insurance
             Laramia Insurance Agency, Inc.                         North Carolina    100.00        Flood insurance
             Lynch, Ryan & Associates, Inc.                         Massachusetts     100.00        Cost containment
             The Charter Oak Fire Insurance Company                 Connecticut       100.00        P-C insurance
             VIPortfolio Agency, Inc.                               Delaware          100.00        Insurance agency
             The Phoenix Insurance Company                          Connecticut       100.00        P-C insurance
                  Constitution State Service Company                Montana           100.00        Service company
                  The Travelers Indemnity Company of America        Georgia           100.00        P-C insurance
                  The Travelers Indemnity Company of Connecticut    Connecticut       100.00        Insurance
                  The Travelers Indemnity Company of Illinois       Illinois          100.00        P-C insurance
             The Premier Insurance Company of Massachusetts         Massachusetts     100.00        Insurance
             The Travelers Home and Marine Insurance Company        Indiana           100.00        P-C insurance
             The Travelers Lloyds Insurance Company                 Texas             100.00        Non-life insurance
             TI Home Mortgage Brokerage, Inc.                       Delaware          100.00        Mortgage brokerage services
             TravCo Insurance Company                               Indiana           100.00        P-C insurance
             Travelers Medical Management Services Inc.             Delaware          100.00        Managed care
        The Travelers Insurance Company                             Connecticut       100.00        Insurance
             Delaware Windtree Realty Corporation                   Delaware          100.00        Real estate holdings
             Market Funding Corporation I                           Delaware          100.00        Real estate management

                                                                                      % OF VOTING
                                                                                      SECURITIES
                                                                                        OWNED
                                                                                      DIRECTLY OR
                                                                                     INDIRECTLY BY
                                                                        STATE OF       TRAVELERS       PRINCIPAL
COMPANY                                                                 ORGANIZATION   GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
             Market Funding Corporation II                               Delaware       100.00        Real estate management
             Red Oak Plaza Holding Company, Inc.                         Delaware       100.00        Inactive
             The Travelers Life and Annuity Company                      Connecticut    100.00        Life insurance
             Three Parkway Inc. - I                                      Pennsylvania   100.00        Investment real estate
             Three Parkway Inc. - II                                     Pennsylvania   100.00        Investment real estate
             Three Parkway Inc. - III                                    Pennsylvania   100.00        Investment real estate
             Travelers Insurance Holdings Inc.                           Georgia        100.00        Holding company
                  AC RE, Ltd.                                            Bermuda        100.00        Reinsurance
                  American Financial Life Insurance Company              Texas          100.00        Insurance
                       Transport Life Insurance Company                  Texas          100.00        Insurance
                            Continental Life Insurance Company           Texas          100.00        Insurance
                  Primerica Life Insurance Company                       Massachusetts  100.00        Life insurance
                       National Benefit Life Insurance Company           New York       100.00        Insurance
                       Primerica Financial Services (Canada) Ltd.        Canada         100.00        Holding company
                            PFSL Investments Canada Ltd.                 Canada         100.00        Mutual fund dealer
                            Primerica Financial Services Ltd.            Canada          82.82        General agent
                            Primerica Life Insurance Company of Canada   Canada         100.00        Life insurance
        The Travelers Insurance Corporation Proprietary Limited          Australia      100.00        Inactive
        The Travelers Marine Corporation                                 California     100.00        General insurance brokerage

                                                                                      % OF VOTING
                                                                                      SECURITIES
                                                                                        OWNED
                                                                                      DIRECTLY OR
                                                                                     INDIRECTLY BY
                                                                        STATE OF       TRAVELERS       PRINCIPAL
COMPANY                                                                 ORGANIZATION   GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
               The Travelers Realty Investment Company                   Connecticut    100.00        Real estate investment advisor
                  AdVision, Inc.                                         nnecticut      100.00        Advertising agency
                  Constitution Plaza, Inc.                               nnecticut      100.00        Real estate brokerage
               Travelers Asset Management International Corporation      New York       100.00        Investment adviser
               Travelers Canada Corporation                              Canada         100.00        Inactive
               Tower Square Securities, Inc.                             Connecticut    100.00        Broker dealer
               Travelers Mortgage Securities Corporation                 Delaware       100.00        Collateralized obligations
               Travelers of Ireland Limited                              Ireland         99.90        Data processing
               Travelers Specialty Property Casualty Company, Inc.       Connecticut    100.00        Insurance management
       CCC Holdings, Inc.                                                Delaware       100.00        Holding company
          Commercial Credit Company                                      Delaware       100.00        Holding company.
               American Health and Life Insurance Company                Maryland       100.00        LH&A Insurance
               Brookstone Insurance Company                              Vermont        100.00        Insurance managers
               CC Finance Company, Inc.                                  New York       100.00        Consumer lending
               CC Financial Services, Inc.                               Hawaii         100.00        Financial services
               CCC Fairways, Inc.                                        Delaware       100.00        Investment company
               City Loan Financial Services, Inc.                        Ohio           100.00        Consumer finance
               Commercial Credit Banking Corporation                     Oregon         100.00        Consumer finance
               Commercial Credit Consumer Services, Inc.                 Minnesota      100.00        Consumer finance

                                                                                       % OF VOTING
                                                                                       SECURITIES
                                                                                         OWNED
                                                                                       DIRECTLY OR
                                                                                      INDIRECTLY BY
                                                                        STATE OF       TRAVELERS       PRINCIPAL
COMPANY                                                                 ORGANIZATION    GROUP INC.     BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
               Commercial Credit Corporation (AL)                       Alabama          100.00        Consumer finance
               Commercial Credit Corporation (CA)                       California       100.00        Consumer finance
               Commercial Credit Corporation (IA)                       Iowa             100.00        Consumer finance
               Commercial Credit Corporation (KY)                       Kentucky         100.00        Consumer finance
                  Certified Insurance Agency, Inc.                      Kentucky         100.00        Insurance agency
                  Commercial Credit Investment, Inc.                    Kentucky         100.00        Investment company
                  National Life Insurance Agency of Kentucky, Inc.      Kentucky         100.00        Insurance agency
                  Union Casualty Insurance Agency, Inc.                 Kentucky         100.00        Insurance agency
               Commercial Credit Corporation (MD)                       Maryland         100.00        Consumer finance
                  Action Data Services, Inc.                            Missouri         100.00        Data processing
                  Commercial Credit Plan, Incorporated (OK)             Oklahoma         100.00        Consumer finance
               Commercial Credit Corporation (NJ)                       New Jersey       100.00        Consumer finance
               Commercial Credit Corporation (NY)                       New York         100.00        Consumer finance
               Commercial Credit Corporation (SC)                       South Carolina   100.00        Consumer finance
               Commercial Credit Corporation (WV)                       West Virginia    100.00        Consumer finance
               Commercial Credit Corporation NC                         North Carolina   100.00        Consumer finance
               Commercial Credit Europe, Inc.                           Delaware         100.00        Inactive
               Commercial Credit Far East Inc.                          Delaware         100.00        Inactive
               Commercial Credit Insurance Services, Inc.               Maryland         100.00        Insurance broker

                                                                                               % OF VOTING
                                                                                               SECURITIES
                                                                                                 OWNED
                                                                                               DIRECTLY OR
                                                                                              INDIRECTLY BY
                                                                                 STATE OF       TRAVELERS     PRINCIPAL
COMPANY                                                                          ORGANIZATION   GROUP INC.    BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
                 Commercial Credit Insurance Agency (P&C) of Mississippi, Inc.    Mississippi    100.00  Insurance agency
                 Commercial Credit Insurance Agency of Alabama, Inc.              Alabama        100.00  Insurance agency
                 Commercial Credit Insurance Agency of Kentucky, Inc.             Kentucky       100.00  Insurance agency
                 Commercial Credit Insurance Agency of Massachusetts, Inc.        Massachusetts  100.00  Insurance agency
                 Commercial Credit Insurance Agency of Nevada, Inc.               Nevada         100.00  Credit LH&A, P-C insurance
                 Commercial Credit Insurance Agency of New Mexico, Inc.           New Mexico     100.00  Insurance agency/Broker
                 Commercial Credit Insurance Agency of Ohio, Inc.                 Ohio           100.00  Insurance agency/broker
            Commercial Credit International, Inc.                                 Delaware       100.00  Holding company
                 Commercial Credit International Banking Corporation              Oregon         100.00  International lending
                      Commercial Credit Corporation CCC Limited                   Canada         100.00  Second mortgage loans
                      Commercial Credit Services do Brazil Ltda.                  Brazil          99.00  Inactive
                 Commercial Credit Services Belgium S.A.                          Belgium        100.00  Inactive
                 Commercial Credit Services Israel Limited                        Israel         100.00  Equipment leasing
                      Industrial Leasing Services Limited                         Israel          99.71  Equipment leasing
                           Comlease Ltd.                                          Israel          99.99  Equipment leasing
            Commercial Credit Limited                                             Delaware       100.00  Inactive
            Commercial Credit Loan, Inc. (NY)                                     New York       100.00  Consumer finance
            Commercial Credit Loans, Inc. (DE)                                    Delaware       100.00  Consumer finance
            Commercial Credit Loans, Inc. (OH)                                    Ohio           100.00  Consumer finance

                                                                                       % OF VOTING
                                                                                       SECURITIES
                                                                                         OWNED
                                                                                       DIRECTLY OR
                                                                                     INDIRECTLY BY
                                                                    STATE OF            TRAVELERS       PRINCIPAL
COMPANY                                                             ORGANIZATION        GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
               Commercial Credit Loans, Inc. (VA)                    Virginia           100.00        Consumer finance
               Commercial Credit Management Corporation              Maryland           100.00        Intercompany services
               Commercial Credit Plan Incorporated (TN)              Tennessee          100.00        Consumer finance
               Commercial Credit Plan Incorporated (UT)              Utah               100.00        Consumer finance
               Commercial Credit Plan Incorporated of Georgetown     Delaware           100.00        Consumer finance
               Commercial Credit Plan Industrial Loan Company        Virginia           100.00        Consumer finance
               Commercial Credit Plan, Incorporated (CO)             Colorado           100.00        Consumer finance
               Commercial Credit Plan, Incorporated (DE)             Delaware           100.00        Consumer finance
               Commercial Credit Plan, Incorporated (GA)             Georgia            100.00        Consumer finance
               Commercial Credit Plan, Incorporated (MO)             Missouri           100.00        Consumer finance
               Commercial Credit Securities, Inc.                    Delaware           100.00        Broker dealer
               DeAlessandro & Associates, Inc.                       Delaware           100.00        Insurance consulting
               Park Tower Holdings, Inc.                             Delaware           100.00        Holding company
                    CC Retail Services, Inc.                         Delaware           100.00        Leasing, financing
                         Troy Textiles, Inc.                         Delaware           100.00        Factoring.  Company is
                    COMCRES, Inc.                                    Delaware           100.00        Inactive
                    Commercial Credit Development Corporation        Delaware           100.00        Direct loan
                         Myers Park Properties, Inc.                 Delaware           100.00        Inactive
               Penn Re, Inc.                                         North Carolina     100.00        Management company

                                                                                        % OF VOTING
                                                                                        SECURITIES
                                                                                          OWNED
                                                                                        DIRECTLY OR
                                                                                      INDIRECTLY BY
                                                                       STATE OF          TRAVELERS       PRINCIPAL
COMPANY                                                                ORGANIZATION      GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
               Plympton Concrete Products, Inc.                          Delaware          100.00        Inactive
               Resource Deployment, Inc.                                 Texas             100.00        Management company
               The Travelers Bank                                        Delaware          100.00        Banking services
               The Travelers Bank USA                                    Delaware          100.00        Credit card bank
               Travelers Home Equity, Inc.                               North Carolina    100.00        Financial services
                    CC Consumer Services of Alabama, Inc.                Alabama           100.00        Financial services
                    Commercial Credit Plan Consumer Discount Company     Pennsylvania      100.00        Financial services
                    CC Home Lenders Financial, Inc.                      Georgia           100.00        Financial services
                    CC Home Lenders, Inc.                                Ohio              100.00        Financial services
                    Commercial Credit Corporation (TX)                   Texas             100.00        Consumer finance
                    Commercial Credit Financial of Kentucky, Inc.        Kentucky          100.00        Consumer finance
                    Commercial Credit Financial of West Virginia, Inc.   West Virginia     100.00        Consumer finance
                    Commercial Credit Services of Kentucky, Inc.         Kentucky          100.00        Financial services.
                    Travelers Home Equity Services, Inc.                 North Carolina    100.00        Financial services
               Verochris Corporation                                     Delaware          100.00        Joint venture company
                    AMC Aircraft Corp.                                   Delaware          100.00        Aviation
               Triton Insurance Company                                  Missouri          100.00        P-C insurance
               World Service Life Insurance Company                      Colorado          100.00        Life insurance
         D.I.R.E.C.T. Resources, Inc.                                    Delaware          100.00        Fraud/subrogation recovery

                                                                                   % OF VOTING
                                                                                   SECURITIES
                                                                                     OWNED
                                                                                   DIRECTLY OR
                                                                                  INDIRECTLY BY
                                                                     STATE OF      TRAVELERS       PRINCIPAL
COMPANY                                                              ORGANIZATION  GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
       Greenwich Street Capital Partners, Inc.                        Delaware     100.00        Investments
       Greenwich Street Investments, Inc.                             Delaware     100.00        Investments
            Greenwich Street Capital Partners Offshore Holdings, Inc. Delaware     100.00        Investments
       Margco Holdings, Inc.                                          Delaware     100.00        Holding company
            Berg Associates                                           New Jersey   100.00        Inactive
            Berg Enterprises Realty, Inc. (NY)                        New York     100.00        Inactive
            Dublin Escrow, Inc.                                       California   100.00        Inactive
            M.K.L. Realty Corporation                                 New Jersey    66.67        Holding company
            MFC Holdings, Inc.                                        Delaware     100.00        Inactive
            MRC Holdings, Inc.                                        Delaware     100.00        Real estate
            The Berg Agency, Inc. (NJ)                                             100.00        Inactive
       Mirasure Insurance Company, Ltd.                               Bermuda      100.00        Inactive
       Intermediate Holdings Inc.                                     Delaware     100.00        Holding company
       Pacific Basin Investments Ltd.                                 Delaware     100.00        Inactive
       Primerica Corporation (WY)                                     Wyoming      100.00        Inactive
       Primerica, Inc.                                                Delaware     100.00        Name saver
       RCM Capital Trust Company                                      California   100.00        Trust company
       Smith Barney Corporate Trust Company                                        100.00        Trust company
       Smith Barney Holdings Inc.                                     Delaware     100.00        Holding company

                                                                              % OF VOTING
                                                                              SECURITIES
                                                                                OWNED
                                                                             DIRECTLY OR
                                                                            INDIRECTLY BY
                                                                STATE OF      TRAVELERS       PRINCIPAL
COMPANY                                                         ORGANIZATION  GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
            Mutual Management Corp.                              New York    100.00        Inactive
                 Smith Barney Asset Management Co., Ltd.         Japan       100.00        Investment management
            R-H Sports Enterprises Inc                           Georgia     100.00        Sports representation
            SB Cayman Holdings I Inc.                            Delaware    100.00        Holding company
            SB Cayman Holdings II Inc.                           Delaware    100.00        Holding company
            SBS Software Inc.                                    Delaware    100.00        Computer licensing
            Smith Barney (Delaware) Inc.                         Delaware    100.00        Holding company
                 1345 Media Corp.                                Delaware    100.00        Holding company
                 Americas Avenue Corporation                     Delaware    100.00        Inactive
                 Corporate Realty Advisors, Inc.                 Delaware    100.00        Realty trust adviser
                 CRA Acquisition Corp.                           Delaware    100.00        Inactive
                 IPO Holdings Inc.                               Delaware    100.00        Holding company
                      Institutional Property Owners, Inc. IV     Delaware    100.00        Leaseback transactions
                      Institutional Property Owners, Inc. V      Delaware    100.00        Investments
                      Institutional Property Owners, Inc. VI     Delaware    100.00        General partner
                      Institutional Property Owners, Inc. VII    Delaware    100.00        Never activated
                 MLA 50 Corporation                              Delaware    100.00        Limited partner
                 MLA GP Corporation                              Delaware    100.00        General partner
                 Municipal Markets Advisors Incorporated         Delaware    100.00        Public finance

                                                                                      % OF VOTING
                                                                                      SECURITIES
                                                                                        OWNED
                                                                                      DIRECTLY OR
                                                                                    INDIRECTLY BY
                                                                  STATE OF            TRAVELERS       PRINCIPAL
COMPANY                                                           ORGANIZATION        GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
                 SBF Corp.                                        Delaware             100.00        Merchant banking investments
                 Smith Barney Acquisition Corporation             Delaware             100.00        Offshore fund adviser
                 Smith Barney Commercial Corp.                    Delaware             100.00        Commercial credit
                 Smith Barney Funding Holding Corp.               Delaware             100.00        Inactive
                 Smith Barney Global Capital Management, Inc.     Delaware             100.00        Investment management
                 Smith Barney Investment, Inc.                    Delaware             100.00        Inactive
                 Smith Barney Offshore, Inc.                      Delaware             100.00        Decathlon Fund advisor
                      Decathlon Offshore Limited                  Cayman Islands       100.00        Commodity fund
                 Smith Barney Pension Advisors Corp.              Delaware             100.00        Inactive
                 Smith Barney Realty Advisors, Inc.               Delaware             100.00        Inactive
                 Smith Barney Realty, Inc.                        Delaware             100.00        Investments
                 Smith Barney Risk Investors, Inc.                Delaware             100.00        Investments
                 Smith Barney Venture Corp.                       Delaware             100.00        Investments
            Smith Barney Asia Inc.                                Delaware             100.00        Investment banking
            Smith Barney Asset Management Group (Asia) Pte. Ltd.  Singapore            100.00        Asset management
            Smith Barney Canada Inc.                              Canada               100.00        Investment dealer
            Smith Barney Capital Services Inc.                    Delaware             100.00        Derivative product transactions
            Smith Barney Cayman Islands, Ltd.                     Cayman Islands       100.00        Securities trading
            Smith Barney Commercial Corporation Asia Limited      Hong Kong             99.00        Commodities trading

                                                                                               % OF VOTING
                                                                                                SECURITIES
                                                                                                   OWNED
                                                                                                DIRECTLY OR
                                                                                               INDIRECTLY BY
                                                                                  STATE OF       TRAVELERS     PRINCIPAL
COMPANY                                                                           ORGANIZATION   GROUP INC.    BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
          Smith Barney Europe Holdings, Ltd.                                       United Kingdom  100.00  Holding corp.
               Smith Barney Europe, Ltd.                                           United Kingdom  100.00  Securities brokerage
               Smith Barney Shearson Futures, Ltd.                                 United Kingdom  100.00  Inactive
          Smith Barney Futures Management Inc.                                     Delaware        100.00  Commodities pool operator
               Harbourer Fund, Ltd.                                                Bahama Islands  100.00  Commodity pool
               Smith Barney Offshore Fund Ltd.                                                     100.00  Commodity pool
               Smith Barney Shearson Overview Fund PLC                             Dublin          100.00  Commodity fund
          Smith Barney Inc.                                                        Delaware        100.00  Broker dealer
               SBHU Life Agency, Inc.                                              Delaware        100.00  Insurance brokerage
                    Robinson-Humphrey Insurance Services Inc.                      Georgia         100.00  Insurance brokerage
                         Robinson-Humphrey Insurance Services of Alabama, Inc.     Alabama         100.00  Insurance brokerage
                    SBHU Life & Health Agency, Inc.                                Delaware        100.00  Insurance brokerage
                    SBHU Life Agency of Arizona, Inc.                              Arizona         100.00  Insurance brokerage
                    SBHU Life Agency of Indiana, Inc.                              Indiana         100.00  Insurance brokerage
                    SBHU Life Agency of Utah, Inc.                                 Utah            100.00  Insurance brokerage
                    SBHU Life Insurance Agency of Massachusetts, Inc.              Massachusetts   100.00  Insurance brokerage
                    SBS Insurance Agency of Hawaii, Inc.                           Hawaii          100.00  Insurance brokerage
                    SBS Insurance Agency of Idaho, Inc.                            Idaho           100.00  Insurance brokerage
                    SBS Insurance Agency of Maine, Inc.                            Maine           100.00  Insurance brokerage

                                                                                        % OF VOTING
                                                                                        SECURITIES
                                                                                          OWNED
                                                                                        DIRECTLY OR
                                                                                      INDIRECTLY BY
                                                                       STATE OF          TRAVELERS       PRINCIPAL
COMPANY                                                                ORGANIZATION      GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
                      SBS Insurance Agency of Montana, Inc.             Montana           100.00        Insurance brokerage
                      SBS Insurance Agency of Nevada, Inc.              Nevada            100.00        Insurance brokerage
                      SBS Insurance Agency of North Carolina, Inc.      North Carolina    100.00        Insurance brokerage
                      SBS Insurance Agency of Ohio, Inc.                Ohio              100.00        Insurance brokerage
                      SBS Insurance Agency of South Dakota, Inc.        South Dakota      100.00        Insurance brokerage
                      SBS Insurance Agency of Wyoming, Inc.             Wyoming           100.00        Insurance brokerage
                      SBS Insurance Brokerage Agency of Arkansas, Inc.  Arkansas          100.00        Insurance brokerage
                      SBS Insurance Brokers of Arizona, Inc.            Arizona           100.00        Insurance brokerage
                      SBS Insurance Brokers of Kentucky, Inc.           Kentucky          100.00        Insurance brokerage
                      SBS Insurance Brokers of Louisiana, Inc.          Louisiana         100.00        Insurance brokerage
                      SBS Insurance Brokers of New Hampshire, Inc.      New Hampshire     100.00        Insurance brokerage
                      SBS Insurance Brokers of North Dakota, Inc.       North Dakota      100.00        Insurance brokerage
                      SBS Life Insurance Agency of Puerto Rico, Inc.    Puerto Rico       100.00        Insurance brokerage
                      SLB Insurance Agency of Maryland, Inc.            Maryland          100.00        Insurance brokerage
                      Smith Barney Life Agency Inc.                     Louisiana         100.00        Insurance brokerage
                 Smith Barney (France) S.A.                             France            100.00        Commodities trading
                 Smith Barney (Hong Kong) Limited                       Hong Kong         100.00        Broker dealer
                 Smith Barney (Netherlands) Inc.                        Delaware          100.00        Broker dealer
                 Smith Barney International Incorporated                Oregon            100.00        Broker dealer

                                                                                            % OF VOTING
                                                                                            SECURITIES
                                                                                              OWNED
                                                                                            DIRECTLY OR
                                                                                          INDIRECTLY BY
                                                                    STATE OF                TRAVELERS       PRINCIPAL
COMPANY                                                             ORGANIZATION            GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
                  Smith Barney Pacific Holdings, Inc.                British Virgin Islands   100.00     Holding company
                       Smith Barney (Asia) Limited                   Hong Kong                100.00     Broker dealer
                  Smith Barney (Singapore) Pte Ltd                   Singapore                100.00     Commodities
                  Smith Barney Securities Pte Ltd                    Singapore                100.00     Securities brokerage
                       Smith Barney Research Pte. Ltd.               Singapore                100.00     Inactive
             The Robinson-Humphrey Company, Inc.                     Delaware                 100.00     Broker dealer
        Smith Barney Mortgage Brokers Inc.                           Delaware                 100.00     Mortgage brokerage
        Smith Barney Mortgage Capital Corp.                          Delaware                 100.00     Mortgage-backed securities
        Smith Barney Mortgage Capital Group, Inc.                    Delaware                 100.00     Mortgage trading
        Smith Barney Mutual Funds Management Inc.                    Delaware                 100.00     Investment management
             Smith Barney Strategy Advisers Inc.                     Delaware                 100.00     Investment management
                  E.C. Tactical Management S.A.                      Luxembourg               100.00     Investment management
        Smith Barney Private Trust Company (Cayman) Limited          Cayman Islands           100.00     Trust company
             Greenwich (Cayman) I Limited                            Cayman Islands           100.00     Corporate services
             Greenwich (Cayman) II Limited                           Cayman Islands           100.00     Corporate services
             Greenwich (Cayman) III Limited                          Cayman Islands           100.00     Corporate services
        Smith Barney S.A.                                            France                   100.00     Commodities trading
             Smith Barney Asset Management France SA                 France                   100.00     Com. based asset management
        Smith Barney Shearson (Chile) Corredora de Seguro Limitada   Chile                    100.00     Insurance brokerage

                                                                              % OF VOTING
                                                                              SECURITIES
                                                                                 OWNED
                                                                              DIRECTLY OR
                                                                             INDIRECTLY BY
                                                           STATE OF            TRAVELERS       PRINCIPAL
COMPANY                                                    ORGANIZATION        GROUP INC.      BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
            Smith Barney Shearson (Ireland) Limited        Ireland              100.00        Fund management
            Structured Mortgage Securities Corporation     Delaware             100.00        Mortgage-backed securities
            The Travelers Investment Management Company    Connecticut          100.00        Investment advisor
       Smith Barney Private Trust Company                  New York             100.00        Trust company
       Smith Barney Private Trust Company of Florida       Florida              100.00        Trust company
       Tinmet Corporation                                  Delaware             100.00        Inactive
       Travelers Services Inc.                             Delaware             100.00        Holding company
       TRV Employees Investments, Inc.                     Delaware             100.00        Investments

Item 27.  Number of Contract Owners

Not Applicable.

Item 28.  Indemnification

Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the Federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

    (a) In addition to The Travelers Fund ABD for Variable Annuities, Tower Square Securities, Inc. also serves as the principal underwriter for:

         The Travelers Growth and Income Stock Account for Variable Annuities The Travelers Quality Bond Account for Variable Annuities
         The Travelers Money Market Account for Variable Annuities
         The Travelers Timed Growth and Income Stock Account for Variable
           Annuities
         The Travelers Timed Short-Term Bond Account for Variable Annuities The Travelers Timed Aggressive Stock Account for Variable Annuities The Travelers Timed Bond Account for Variable Annuities
         The Travelers Fund U for Variable Annuities
         The Travelers Fund VA for Variable Annuities
         The Travelers Fund UL for Variable Life Insurance
         The Travelers Fund UL II for Variable Life Insurance
         The Travelers Fund BD for Variable Annuities
         The Travelers Fund BD II for Variable Annuities
         The Travelers Variable Life Insurance Separate Account One
         The Travelers Variable Life Insurance Separate Account Three

(b)      Name and Principal                 Positions and Offices                     Positions and Offices
         Business Address *                  With Underwriter                          With Registrant
         ------------------                  ---------------------                     ---------------------
         Russell H. Johnson                 Chairman of the Board                             -----
                                            and Chief Executive Officer
         Donald R. Munson, Jr.              Director, President and
                                            Chief Operating Officer                           -----
         George C. Kokulis                  Director                                          -----
         Gregory C. Macdonald               Director                                          -----
         Robert C. Hamilton                 Director and Senior Vice President                -----
         Thomas P. Tooley                   Vice President, Life Marketing                    -----
         George A. Ryan                     Vice President                                    -----
         Jeffrey A. Barker                  Regional Vice President                           -----
         Walter Melnik, Jr.                 Regional Vice President                           -----
         Raymond W. Sheridan                Regional Vice President                           -----
         William F. Scully, III             Treasurer                                         -----
         William H. White                   Assistant Treasurer                               -----
         Charles B. Chamberlain             Assistant Treasurer                               -----
         George M. Quaggin                  Assistant Treasurer                               -----
         Kathleen A. McGah                  General Counsel and Secretary                     -----
         Cynthia P. Macdonald               Chief Compliance Officer                          -----
         John J. Williams, Jr.              Assistant Compliance Officer                      -----
         Susan M. Curcio                    Operations Manager                                -----


         * Principal business address: One Tower Square, Hartford, Connecticut 06183

(c)  Not Applicable.

Item 30.  Location of Accounts and Records

     The Travelers Insurance Company
     One Tower Square
     Hartford, Connecticut  06183

Item 31.  Management Services

Not applicable.

Item 32.  Undertakings

The undersigned Registrant hereby undertakes:

    (a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

    (b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

    (c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request; and

    (d) To include in any registration statement filed in connection with a contract used as a funding vehicle for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, a representation that the Registrant is relying upon No-Action Letter IP-6-88 issued to the American Council of Life Insurance.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut, on this 22nd of December, 1995.

                 THE TRAVELERS FUND ABD FOR VARIABLE ANNUITIES
                                  (Registrant)

                        THE TRAVELERS INSURANCE COMPANY
                                  (Depositor)

                                   By:  /s/ Jay S. Fishman
                                       --------------------------
                                         Jay S. Fishman
                                         Vice Chairman
                                         Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 22, 1995.

*ROBERT I. LIPP                                             Director, Chairman of the Board
--------------------------------------
(Robert I. Lipp)

*MICHAEL A. CARPENTER                                       Director, President and Chief Executive Officer
--------------------------------------
(Michael A. Carpenter)

/s/JAY S. FISHMAN                                           Director, Vice Chairman and
--------------------------------------                      Chief Financial Officer
(Jay S. Fishman)

*CHARLES O. PRINCE  III                                     Director
--------------------------------------
(Charles O. Prince III)

*MARC P. WEILL                                              Director
--------------------------------------
(Marc P. Weill)

*IRWIN R. ETTINGER                                          Director
--------------------------------------
(Irwin R. Ettinger)

*DONALD T. DeCARLO                                          Director
--------------------------------------
(Donald T. DeCarlo)

/s/CHRISTINE B. MEAD                                        Vice President and Controller
--------------------------------------
(Christine B. Mead)


*By: /s/Jay S. Fishman
   -----------------------------------
     Jay S. Fishman, Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit
No.                      Description                                                  Method of Filing
---------                -----------                                                  ----------------
   1.          Resolution of The Travelers Insurance Company                         Electronically
               Board of Directors authorizing the establishment
               of the Registrant.

3(a).          Form of Distribution and Management Agreement                         Electronically
               among the Registrant, The Travelers Insurance
               Company and Tower Square Securities, Inc.

3(b).          Form of Selling Agreement.                                            Electronically

   4.          Form of Variable Annuity Contract(s).                                 Electronically

6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration
               Statement on Form S-2, File No. 33-58677, filed via
               Edgar on April 18, 1995.)

6(b). By-laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration
               Statement on Form S-2, File No. 33-58677, filed via
               Edgar on April 18, 1995.)

   9.          Opinion of Counsel as to the legality of securities being             Electronically
               registered by Registrant.

13.            Schedule of Computation of Total Return Calculations.                 To be filed by
                                                                                     amendment

14.            Representation concerning reliance upon No-Action                     Electronically
               Letter IP-6-88.

15.            Powers of Attorney authorizing Jay S. Fishman or                      Electronically
               Ernest J. Wright as signatory for Robert I. Lipp,
               Michael A Carpenter, Charles O. Prince III,
               Marc P. Weill, Irwin R. Ettinger, Donald T. DeCarlo
               and Christine B. Mead.

27             Financial Data Schedule.                                              To be filed by
                                                                                     amendment